UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35262

REGENCY ENERGY PARTNERS LP

(Exact name of registrant as specified in its charter)

3738 Oak Lawn Avenue
Dallas, Texas 75219
(214) 981-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units
5.750% senior notes due 2020
5.00% senior notes due 2022
5.875% senior notes due 2022

(Title of each class of securities covered by this Form)
None.

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Common units: 1
5.750% senior notes due 2020: 45
5.00% senior notes due 2022: 49
5.875% senior notes due 2022 : 56

Pursuant to the requirements of the Securities Exchange Act of 1934, Regency Energy Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 10, 2015                    REGENCY ENERGY PARTNERS LP

By: Regency GP LP, its general partner

By: Regency GP LLC, its general partner

By: /s/ Thomas E. Long
Name: Thomas E. Long
Title: Chief Financial Officer